Exhibit 99.1
2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21
Catherine ENCK
Tel. 33 (1) 47 44 37 76
Patricia MARIE
Tel. 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49
Bertille ARON
Tel 33 (1) 47 44 67 12
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
Burkhard REUSS
Tel. : 33 (1) 47 44 21 19
TOTAL S.A.
Capital 6 062 233 950 euros
542 051 180 R.C.S. Nanterre
www.total.com
Total reaches 48.83% of Cepsa
Paris, October 16, 2006 — After approval on October 13, 2006 by the European Commission, Banco Santander Central Hispano (Santander) sold 4.35% of Cepsa’s share capital to Total at a price of €4.54 per share, for a total transaction amount near to €53 million.
The transaction follows the agreement signed on August 2, 2006 by Total and Santander to implement the provisions of the partial award rendered on March 24, 2006 by the Netherlands Arbitration Institute, which adjudicated their dispute concerning Cepsa.
As a result Total now holds 48.83% of Cepsa.
Total and Santander will ask the arbitral tribunal to terminate the arbitration proceedings.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 95,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas trading and electricity. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com